UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 16, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated April 16, 2012 entitled “NXP Appoints New Management Team Member”.

Exhibits

1.	press release dated April 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 16th day of April 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

CORPORATE NEWS

NXP Appoints New Management Team Member

Two new business units created to strengthen key global customer relationships

Eindhoven, Netherlands and San Jose, California, April 16, 2012 – NXP Semiconductors N.V. (NASDAQ: NXPI) today announced the appointment of Dave French as EVP and GM for BU Portable & Computing. NXP’s High Performance Mixed Signal Business Unit will be split into two separate units: BU Industrial & Infrastructure and BU Portable & Computing.

“We are excited to see Dave join NXP. We believe that through these changes, we will be able to increase our focus on, and support of our customers across the portfolio,” said Rick Clemmer, CEO, NXP Semiconductors. “We are making these changes in order to better support our customers. The European based businesses have technology and customer platform based segments with long-term revenue stream; with their main focus on industrial & infrastructure applications based on our strong competencies in RF, Audio and Power. By contrast our US based businesses are centered on quick-turn, high volume businesses and their main focus is on portable, computing and distribution.”

Alexander Everke, Executive Vice President and General Manager based in Europe will lead the Industrial & Infrastructure Business Unit which incorporates business lines High Performance RF, Power & Lighting, TV Front End and Emerging Business. Dave French will serve as the Executive Vice President and General Manager for the Portable & Computing Business Unit, which incorporates the business lines Microcontrollers, Interface Products and Logic.

Dave French will be a member of the NXP Management Team and will be based in NXP’s San Jose office.

Dave has more than 30 years experience in the semiconductor industry. He has been directly involved in product development, marketing, manufacturing, strategic planning and business management. He started his career at Texas Instruments, working on microcontroller products and ultimately managing the DSP product line. He has also served in business leadership roles as GM of logic products at Fairchild semiconductor, and GM of Analog Devices’ DSP business line for nearly 10 years. Prior to joining NXP, Dave served as President and CEO of Cirrus Logic, leading the company to become an industry leader in several segments of the high performance mixed signal semiconductor market and as the CEO of a high performance Wi-Fi chipset company. Dave holds a BSEE degree from University of Rochester in New York.

“I am excited to join such a dynamic and global organization, and I look forward to spending more time working with key customers and supporting our US team to drive further business growth,” said Dave French, EVP and GM for BU Portable & Computing, NXP Semiconductors.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

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Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

Media and Investor Relations contacts:

Media

Pieter van Nuenen

+ 31 6133 67034

pieter.van.nuenen@nxp.com

Investor Relations

Jeff Palmer

+1 408 518 5411

jeff.palmer@nxp.com